                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO__)*


                               Corixa Corporation
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)


                                    21887F100
                                 (CUSIP Number)


                                William G. Harris
                          Coulter Pharmaceutical, Inc.
                              600 Gateway Boulevard
                       South San Francisco, CA 94080-7014
                                 (650) 553-2000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 15, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 21887F100

1       NAME OF REPORTING PERSON

        Coulter Pharmaceutical, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        94-3219075

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]          (b) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS

        OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware

NUMBER OF                  7        SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY
OWNED BY                   8        SHARED VOTING POWER
EACH                                        2,958,213*
REPORTING
PERSON                     9        SOLE DISPOSITIVE POWER
                                            0

                          10        SHARED DISPOSITIVE POWER
                                            2,958,213

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,958,213 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.0 %

14      TYPE OF REPORTING PERSON

        CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Coulter Pharmaceutical, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

----------------
* Does not include options to purchase an aggregate of 750,239 shares of Corixa stock, which options are exercisable within 60 days of October 13, 2000.

This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Corixa Common Stock"), of Corixa Corporation, a Delaware corporation ("Corixa"). The principal executive offices of Corixa are located at 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040.

ITEM 2. IDENTITY AND BACKGROUND

       (a) The name of the person filing this statement is Coulter Pharmaceutical, Inc., a Delaware corporation ("Coulter"). Coulter is engaged in the development of novel drugs and therapies for the treatment of people with cancer and autoimmune diseases.

       (b) The address of the principal office and principal business of Coulter is 600 Gateway Boulevard, South San Francisco, California 94080-7014.

       (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Coulter's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

       (d) During the past five years, neither Coulter nor, to Coulter's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, neither Coulter nor, to Coulter's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

       (f) All of the directors and executive officers of Coulter named in
       Schedule I to this Schedule 13D are citizens of the United States, except for Mr. Geoffrey T. Yarranton, who is a citizen of the United Kingdom, and Mr. Dan Shochat, who is a dual citizen of the United States and Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Corixa have entered into Voting Agreements and Irrevocable Proxies with Coulter as described in Item 4 and Item 5 of this
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

       (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of October 15, 2000 (the "Merger Agreement"), among Corixa, Clearwater Acquisitions Corporation, a Delaware corporation and wholly-owned subsidiary of Corixa ("Merger Sub"), and Coulter, and subject to the conditions set forth therein (including the approval by the stockholders of Coulter and Corixa), Merger Sub will be merged with and into Coulter (the "Merger"), Coulter will become a wholly-owned subsidiary of Corixa and outstanding shares of Coulter Common Stock will be converted into shares of Corixa Common Stock in accordance with the Merger Agreement. Concurrently with and as conditions to the execution and delivery of the Merger Agreement, Coulter and the persons named on Schedule II to this Schedule 13D entered into Voting Agreements and Irrevocable Proxies.

       The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D -- see Exhibit 99.1.

       (c) Not applicable.

       (d) Upon consummation of the Merger, certain members of Coulter's current board of directors will become members of the board of directors of Corixa.

       (e) None, other than a change in the number of outstanding shares of Corixa Common Stock as contemplated by the Merger Agreement.

       (f) Upon consummation of the Merger, Coulter will become a wholly-owned subsidiary of Corixa.

       (g) Not applicable.

       (h) Not applicable.

       (i) Not applicable.

       (j) Other than as described above, Coulter currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Coulter reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) - (b) As a result of the Voting Agreements and the irrevocable proxies, Coulter has shared power to vote an aggregate of 2,958,213 shares of Corixa Common Stock for the limited purpose of voting (i) in favor of the issuance of the shares of Corixa Common Stock in the Merger and in favor of each of the other actions contemplated by the Merger Agreement, and (ii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Corixa; (B) any sale, lease or transfer of a material amount of assets of Corixa (other than in the ordinary course of business); (C) any reorganization, recapitalization, dissolution or liquidation of any of Corixa; (D) any removal of or change in a majority of the board of directors of Corixa; (E) any amendment to Corixa's certificate of incorporation; (F) any material change in the capitalization of Corixa or Corixa's corporate structure; and (G) any other action that is inconsistent with the Merger or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. The stockholders of Corixa who are parties to the Voting Agreements and Irrevocable Proxies retained the right to vote their shares of Corixa Common Stock on all matters other than those identified in the Voting Agreements. The shares covered by the Voting Agreements constitute approximately 14.0% of the issued and outstanding shares of Corixa Common Stock as of October 13, 2000. In addition, the individuals who have signed Voting Agreements and Irrevocable Proxies hold an aggregate of 750,239 options that are exercisable within 60 days of October 13, 2000. The description contained in Item 4 and this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement and Irrevocable Proxy, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

To Coulter's knowledge, no shares of Corixa Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and Irrevocable Proxies.

Set forth in Schedule II to this Schedule 13D is the name of each Corixa executive officer or director who executed a Voting Agreement and Irrevocable Proxy and the number of shares beneficially owned by each such person. Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Coulter shares the power to vote or to direct the vote or to dispose or direct the disposition of Corixa Common Stock.

During the past five years, to Coulter's knowledge, no person named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Coulter's knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Coulter's knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

       (c) Neither Coulter, nor to Coulter's knowledge, any person named in
       Schedule I to this Schedule 13D, has affected any transaction in Corixa Common Stock during the past 60 days, except as disclosed herein.

       (d) Not applicable.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Coulter's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Corixa, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------
  99.1         Agreement and Plan of Merger, dated as of October 15, 2000, by and among Corixa Corporation, a Delaware corporation, Clearwater
               Acquisitions Corporation, a Delaware corporation, and Coulter
               Pharmaceutical, Inc., a Delaware corporation. (Filed with
               Coulter's Form 8-K dated October 17, 2000, and incorporated herein by reference.)

  99.2         Form of Voting Agreement and Irrevocable Proxy, dated as of
               October 15, 2000, a substantially similar version of which has been executed by Steven Gillis, Mark McDade, Kenneth Grabstein,
               Steven Reed, Martin Cheever, Gary Christianson, Michelle Burris,
               Maureen Howard, Cindy Jacobs, Kathleen McKereghan, Charles
               Richardson, Joe Lacob and James W. Young.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 25, 2000   COULTER PHARMACEUTICAL, INC.

                            By: /s/ William G. Harris
                            ----------------------------------------------------
                            William G. Harris
                            Senior Vice President and Chief Financial Officer

                                   SCHEDULE I

              EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF COULTER

NAME                               PRINCIPAL OCCUPATION OR EMPLOYMENT
----                               ----------------------------------
Michael F. Bigham                  Chairman of the Board, President and Director

Dwayne M. Elwood                   Senior Vice President and Chief Commercialization Officer

William G. Harris                  Senior Vice President and Chief Financial Officer

Arlene M. Morris                   Senior Vice President, Business Development

Dan Shochat                        Senior Vice President and Chief Scientific Officer

Geoffrey T. Yarranton              Senior Vice President, Research and Development

All individuals named in the above table are employed by Coulter Pharmaceutical, Inc. The address of Coulter's principal executive office is 600 Gateway Boulevard, South San Francisco, California 94080-7014.


                             SCHEDULE I (CONTINUED)
                        NON-EMPLOYEE DIRECTORS OF COULTER

                                                             NAME AND
                             PRINCIPAL OCCUPATION            ADDRESS OF ORGANIZATION
NAME                         OR EMPLOYMENT                   IN WHICH EMPLOYED
----                         --------------------            -----------------------
Brian G. Atwood              Managing Director               Versant Ventures
                                                             3000 Sand Hill Road,
                                                             Building 1, Suite 260
                                                             Menlo Park, CA 94025

                             General Partner                 Brentwood Venture Capital
                                                             3000 Sand Hill Road,
                                                             Building 1, Suite 260
                                                             Menlo Park, CA 94025

Joseph R. Coulter, III       Retired                         c/o Coulter Pharmaceutical, Inc.
                                                             600 Gateway Boulevard
                                                             South San Francisco, CA 94080-7014

Donald L. Lucas              Private Investor                c/o Coulter Pharmaceutical, Inc.
                                                             600 Gateway Boulevard
                                                             South San Francisco, CA 94080-7014

Robert Momsen                General Partner                 InterWest Partners
                                                             3000 Sand Hill Road
                                                             Building 3, Suite 255
                                                             Menlo Park, CA 94025

Arnold L. Oronsky, Ph.D.     General Partner                 InterWest Partners
                                                             3000 Sand Hill Road
                                                             Building 3, Suite 255
                                                             Menlo Park, CA 94025

Samuel R. Saks, M.D.         Senior Vice President,          ALZA Corporation
                             Medical Affairs                 1900 Charleston Road
                                                             P.O. Box 7210
                                                             Mountain View, CA 94039-7210

George J. Sella, Jr.         Retired                         c/o Coulter Pharmaceutical, Inc.
                                                             600 Gateway Boulevard
                                                             South San Francisco, CA 94080-7014

                                   SCHEDULE II

                             NUMBER OF                        PERCENTAGE OF
                             SHARES* OF CORIXA                OUTSTANDING SHARES
VOTING AGREEMENT             COMMON STOCK                     OF CORIXA COMMON STOCK
STOCKHOLDER                  BENEFICIALLY OWNED               AS OF OCTOBER 13, 2000
-----------                  ------------------               ----------------------
Steven Gillis                    275,105                         1.3

Mark McDade                      65,909                          0.3

Kenneth Grabstein                154,159                         0.7

Steven Reed                      192,585                         0.9

Martin Cheever                   63,098                          0.3

Gary Christianson                0                               0.0

Michelle Burris                  7,575                           0.0

Maureen Howard                   0                               0.0

Cindy Jacobs                     0                               0.0

Kathleen McKereghan              12,121                          0.1

Joe Lacob                        2,176,967                       10.3

Charles Richardson               774                             0.0

James W. Young                   0                               0.0





-----------
* Does not include options to purchase an aggregate of 750,239 shares of Corixa stock, which options are exercisable within 60 days of October 13, 2000.

                                  SCHEDULE III

VOTING AGREEMENT             PRINCIPAL OCCUPATION                NAME AND ADDRESS
STOCKHOLDER                  OR EMPLOYMENT                       OF EMPLOYER
----------------             --------------------                ----------------
Steven Gillis                Chief Executive Officer             Corixa Corporation
                                                                 1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Mark McDade                  President, Chief Operating Officer  Corixa Corporation
                                                                 1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Kenneth Grabstein            Executive Vice President,           Corixa Corporation
                             Director of Immunology              1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Steven Reed                  Executive Vice President,           Corixa Corporation
                             Chief Scientific Officer            1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Martin Cheever               Vice President,                     Corixa Corporation
                             Director of Medical Affairs         1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Gary Christianson            Vice President of                   Corixa Corporation
                             Technical Operations                1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Michelle Burris              Vice President,                     Corixa Corporation
                             Chief Financial Officer             1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Maureen Howard               Vice President,                     Corixa Corporation
                             Director of Research and            1124 Columbia Street, Suite 200
                             Development                         Seattle, WA  98104-2040

Cindy Jacobs                 Vice President,                     Corixa Corporation
                             Director of Clinical Research       1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Kathleen McKereghan          Vice President,                     Corixa Corporation
                             General Counsel                     1124 Columbia Street, Suite 200
                                                                 Seattle, WA  98104-2040

Charles Richardson           Vice President, General Manager     Corixa Montana
                                                                 553 Old Corvallis Road
                                                                 Hamilton, MT 59840

Joe Lacob                    Partner                             Kleiner, Perkins Caulfield & Byers
                                                                 2750 Sand Hill Road
                                                                 Menlo Park, CA 94025

James W. Young               Chief Executive Officer             Sunesis Pharmaceuticals, Inc.
                                                                 3696 Haven Avenue, Suite C
                                                                 Redwood City, CA  94063

                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------
 99.1          Agreement and Plan of Merger, dated as of October 15, 2000, by and among Corixa Corporation, a Delaware corporation, Clearwater
               Acquisitions Corporation, a Delaware corporation, and Coulter
               Pharmaceutical, Inc., a Delaware corporation. (Filed with
               Coulter's Form 8-K dated October 17, 2000, and incorporated herein by reference.)

 99.2          Form of Voting Agreement and Irrevocable Proxy, dated as of
               October 15, 2000, a substantially similar version of which has been executed by Steven Gillis, Mark McDade, Kenneth Grabstein,
               Steven Reed, Martin Cheever, Gary Christianson, Michelle Burris,
               Maureen Howard, Cindy Jacobs, Kathleen McKereghan, Charles
               Richardson, Joe Lacob and James W. Young.